Exhibit 99.3

November 1, 2004

Taurus Investments S.A.

48 rue de Bragance

Luxembourg

Gentlemen:

This letter confirms the retention of Lazard Frères & Co. LLC (“Lazard”) to act as investment banker to Taurus Investments S.A. (the “Vendor”) in connection with a private placement of up to 25,060,725 shares of Terra Industries, Inc. (“Terra” or the “Company”) (the “Financing”). By signing this letter, we hereby accept our appointment as your investment banker under the terms hereof.

We will act with respect to the foregoing until December 15, 2004, subject to the following conditions:

1. We will assist you as necessary and requested in connection with negotiations and consummation of the Financing.

2. In consideration of our services, you agree to pay us upon the closing of each respective part of the Financing, a cash fee equal to 18 cents per share plus a cash Incentive Fee. The Incentive Fee shall be calculated as (i) if the gross offering price of the Financing (the “Gross Offering Price”) is greater than $6.55 and less than $7.20, the number of shares sold in the Financing multiplied by 40% of the difference between Gross Offering Price and $6.55; or (ii) if the Gross Offering Price is greater than $7.20, the number of shares sold in the Financing multiplied by 26 cents plus the number of shares sold in the Financing multiplied by 20% of the difference between the Gross Offering Price and $7.20. The total cash fee payable to Lazard shall not be greater than the lower of US$12 million and 8% of the gross proceeds of the Financing. There shall be no Incentive Fee if the gross offering price is less than or equal to $6.55.

3. Regardless of whether any Financing is completed, you agree to reimburse us for all our expenses incurred in connection with this engagement. Generally these expenses include travel costs, document production and other expenses of this type, and will also include the fees of outside counsel and other professional advisors. All payments to be made by you pursuant to this agreement shall be made promptly after we have provided you with a detailed breakdown of our expenses.

4. No fee payable to any other person, by you or any other company in connection with the subject matter of this engagement, shall reduce or otherwise affect any fee payable hereunder.

5. This agreement does not constitute a commitment or undertaking on the part of Lazard to provide or underwrite any part of the Financing and does not constitute any representation, warranty or agreement that any Financing will be available.

6. On July 28, 2004, Lazard and Anglo American plc entered into an indemnification letter (the “Indemnification Letter”) which remains in full force and effect and shall also apply to our engagement hereunder. The Indemnification Letter shall survive any termination or expiration of this agreement.

7. Our engagement hereunder may be terminated by you or us at any time without liability or continuing obligation to you or us, except that, following such termination and any expiration of this agreement, we shall remain entitled to any fees accrued pursuant to paragraph 2 but not yet paid prior to such termination or expiration, as the case may be, and to reimbursement of expenses incurred prior to such termination or expiration, as the case may be, as contemplated by paragraph 3 hereof. In addition, in the case of termination by you without cause or the expiration of this agreement, we shall remain entitled to full payment of all fees contemplated by paragraph 2 hereof in respect of any Financing that is announced prior to December 31, 2004 or results from negotiations conducted by us prior to December 31, 2004. Upon your request following any such termination of this agreement or its expiration without completion of the Financing for all of the Terra shares held by you, we shall promptly provide you with a list of persons with whom we have conducted such negotiations.

8. Any financial advice, written or oral, rendered by us pursuant to this agreement is intended solely for the benefit and use of management and the Board of Directors of the Vendor and the management and board of directors of Anglo American plc in considering the matters to which this agreement relates, and the Vendor agrees that such advice may not be disclosed publicly or made available to third parties without the prior written consent of Lazard, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, nothing herein shall prohibit you from disclosing to any and all persons the tax treatment and tax structure of the Financing and the portions of any materials that relate to such tax treatment or tax structure. Lazard will not be responsible for and will not provide you with any tax, accounting, actuarial, legal or other specialist advice.

9. The provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of the Vendor, Lazard and any other person entitled to indemnity under the Indemnification Letter.

10. Lazard has been retained under this agreement as an independent contractor, and it is understood and agreed that this agreement does not create a fiduciary relationship between Lazard and the Vendor, Anglo American plc or their Boards of Directors.

11. In carrying out services hereunder, Lazard may, as it considers appropriate, draw upon the resources of, and involve one or more other members, of the Lazard Group. In this agreement, “Lazard Group” means Lazard Frères & Co. LLC, Lazard Frères SAS, Lazard & Co., Limited, and any entity directly or indirectly owned or controlled by, or under common ownership or control with, any of them.

12. This agreement and any claim related directly or indirectly to this agreement (including any claim concerning advice provided pursuant to this agreement) shall be governed and construed in accordance with the laws of the State of New York (without giving regard to the conflicts of law provisions thereof). No such claim shall be commenced, prosecuted or continued in any forum other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, and each of the parties hereby submits to the jurisdiction of such courts. The Vendor hereby waives on behalf of itself and its successors and assigns any and all right to argue that the choice of forum provision is or has become unreasonable in any legal proceeding. Each of Lazard and the Vendor waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Lazard pursuant to, or the performance by Lazard of the services contemplated by, this agreement.

If the foregoing correctly sets forth the understanding between us, please so indicate on the enclosed signed copy of this agreement in the space provided therefor and return it to us, whereupon this agreement shall constitute a binding agreement between us.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Joseph Maybank IV
Joseph Maybank IV
Managing Director

AGREED TO AND ACCEPTED as of the date first above written: TAURUS INVESTMENTS S.A.
By